General Money Market Fund, Inc.

ANNUAL REPORT November 30, 2005



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for General Money Market Fund, Inc. covering the 12-month period from December 1, 2004, through November 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Bernard W. Kiernan, Jr.

The U.S. economy demonstrated remarkable resiliency over the past year, expanding at a steady pace despite the headwinds of soaring energy prices, higher interest rates and the dislocations caused by the Gulf Coast hurricanes. As short-term interest rates climbed, so too have yields of money market instruments, offering investors incrementally higher yields as compared to yields at the start of the reporting period.

As the end of 2005 approaches, the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the financial markets in 2006. As always, we encourage you to discuss these and other market forces with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2005



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Senior Portfolio Manager

How did General Money Market Fund, Inc. perform during the period?

For the 12-month period ended November 30, 2005, the fund produced yields of 2.30% for Class A shares, 2.07% for Class B shares and 2.04% for Class X shares. Taking into account the effects of compounding, the fund also produced effective yields of 2.32% for Class A shares, 2.09% for Class B shares and 2.05% for Class X shares for the same period.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities. These include securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, short-term securities issued by domestic or foreign banks, repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and dollar-denominated obligations issued or guaranteed by foreign governments or their political subdivisions or agencies. Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates throughout the reporting period in an ongoing effort to forestall potential inflationary pressures. Indeed, just as the reporting period began, signs of more sustainable economic growth had emerged, and the Fed raised the overnight federal funds rate by 25 basis points at its meeting in late December 2004, leaving the overnight federal funds rate at 2.25% at year-end.

During the opening months of 2005, long-dormant inflationary pressures appeared to intensify when energy prices moved higher. It was no surprise, therefore, that the Fed raised short-term interest rates at its February and March meetings, driving the federal funds rate to 2.75%. It later was revealed that the U.S. economy expanded at a 3.5% annualized rate during the first quarter of 2005.

Although weaker-than-expected data in April suggested that the U.S. economy might have hit a soft patch, these concerns proved to be short-lived, and it later was estimated that the U.S. labor market added more jobs than expected during the month. Yet, evidence of slower economic growth in global markets weighed on investor sentiment during the spring, and the yield on the 10-year U.S. Treasury bond fell below 4%.

Although economic expectations appeared to improve in June, investors continued to worry about higher energy prices and interest rates. Still, on June 30 the Fed again hiked the federal funds rate to 3.25%. U.S. GDP grew at a 3.3% annualized rate during the second quarter of 2005.

Non-farm payrolls continued to increase in July, and the unemployment rate dropped to 5.0%, helping to convince investors that economic growth remained solid. While inflationary pressures appeared to stay contained due to steep discounts from automobile manufacturers and apparel retailers, oil and gas prices continued to escalate.

The economic recovery remained on track in August, and the Fed raised the federal funds rate to 3.5%. On August 29, however, Hurricane Katrina struck the Gulf Coast, and oil prices spiked to more than $70 per barrel. Hurricane Rita followed just a few weeks later, affecting a significant portion of U.S. oil drilling and refining capacity.

Although some analysts believed that the hurricanes might prompt the Fed to pause at its September 20 meeting, the Fed remained on course, increasing the federal funds rate to 3.75%. It was later announced that U.S. GDP grew at a robust 4.3% during the third quarter of 2005.

As was widely expected, the Fed hiked interest rates for the twelfth consecutive time in November, raising the federal funds rate to 4.0%. The economy continued to exhibit signs of strength, including evidence of greater activity in the corporate sector. According to the Bureau of

Economic Analysis, business spending on equipment and software rose 10.8% during the third quarter, and many analysts expected corporate spending to remain robust as businesses rebuild depleted inventories.

In this changing environment, many money market investors focused primarily on securities with maturities of six months or less in an attempt to maintain liquidity and keep funds available for higher-yielding instruments as they became available. As a result, demand for shorter-term money market instruments was robust, while demand for instruments with one-year maturities was relatively low. This has caused yield differences between overnight instruments and one-year securities to widen significantly.

We maintained a relatively defensive investment posture by setting the fund's weighted average maturity in a range we considered shorter than industry averages to reflect prevailing market conditions and the proximity of upcoming FOMC meetings.

What is the fund's current strategy?

In its statement accompanying the November 2005 rate hike, the Fed again noted, "With underlying inflation expected to be contained, the Committee believes that policy accommodation can be removed at a pace that is likely to be measured." This suggests to us that further increases are likely. Accordingly, we have maintained the fund's relatively conservative positioning, which we believe is prudent until we see signs that the Fed is nearing the end of its credit-tightening campaign.

December 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided for the fund's Class B and Class X shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced a yield of 2.05% and an effective yield of 2.07%, and the fund's Class X shares would have produced a yield of 1.86% and an effective yield of 1.88%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Money Market Fund, Inc. from June 1, 2005 to November 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2005

	Class A	Class B	Class X
Expenses paid per $1,000†	$ 3.99	$ 5.10	$ 5.30
Ending value (after expenses)	$1,014.10	$1,013.00	$1,012.80

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2005

	Class A	Class B	Class X
Expenses paid per $1,000†	$ 4.00	$ 5.11	$ 5.32
Ending value (after expenses)	$1,021.11	$1,020.00	$1,019.80

† *Expenses are equal to the fund's annualized expense ratio of .79% for Class A shares, 1.01% for Class B shares and 1.05% for Class X shares; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2005

Negotiable Bank Certificates of Deposit—33.8%	Principal Amount ($)	Value ($)
Banca Intesa (Yankee)		
4.17%, 1/4/2006	300,000,000	300,000,000
BNP Paribas (Yankee)		
4.21%, 2/2/2006	115,000,000	115,000,000
Calyon (London)		
3.80%, 12/13/2005	150,000,000	150,000,000
CIBC (Yankee)		
3.68%, 12/7/2005	400,000,000	400,000,000
Credit Suisse (Yankee)		
4.09%, 12/28/2005	100,000,000	100,000,000
First Tennessee Bank N.A.		
3.78%, 12/8/2005	35,000,000	35,000,000
HBOS Treasury Services PLC (London)		
3.81%, 12/6/2005	400,000,000	400,000,000
HSH Nordbank (Yankee)		
3.79%–4.33%, 12/13/2005–2/22/2006	150,000,000	150,000,570
Landesbank Baden-Wuerttemberg (London)		
3.80%, 12/6/2005	200,000,000	200,000,000
Landesbank Baden-Wuerttemberg (Yankee)		
4.33%, 2/21/2006	200,000,000	200,002,253
Natexis Banques Populaires (Yankee)		
4.21%, 2/3/2006	250,000,000	249,997,802
Northern Rock PLC (London)		
4.22%, 2/3/2006	100,000,000	100,001,759
Royal Bank of Canada (Yankee)		
3.69%, 12/7/2005	100,000,000	100,000,000
Svenska Handelsbanken (Yankee)		
3.79%, 12/13/2005	50,000,000	50,000,000
UniCredito Italiano SpA (London)		
3.79%, 12/13/2005	250,000,000	250,000,000
Washington Mutual Bank		
3.69%, 12/2/2005	110,000,000	110,000,267
Total Negotiable Bank Certificates of Deposit		
(cost $2,910,002,651)		**2,910,002,651**

Commercial Paper—42.9%		
Abbey National North America LLC		
4.03%, 12/1/2005	400,000,000	400,000,000

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Amsterdam Funding Corp. 4.09%, 12/28/2005	60,000,000 a	59,817,300
Atlantis One Funding Corp. 4.00%, 12/14/2005	105,000,000 a	104,849,471
Barclays US Funding Corp. 3.99%–4.22%, 12/14/2005–2/2/2006	355,000,000	354,168,615
Bear Stearns Cos. Inc. 4.34%, 2/21/2006	83,000,000	82,188,952
Beethoven Funding Corp. 4.00%, 12/14/2005	100,000,000 a	99,856,639
Charta LLC 3.81%–4.30%, 12/5/2005–2/13/2006	180,000,000 a	179,258,400
CRC Funding LLC 4.08%, 12/19/2005	25,000,000 a	24,949,312
Depfa Bank PLC 4.29%, 2/10/2006	180,000,000	178,491,250
Deutsche Bank Financial LLC 4.04%, 12/1/2005	100,000,000	100,000,000
FCAR Owner Trust, Ser. I 4.31%, 2/15/2006	241,000,000	238,832,607
Gemini Securitization Corp. 4.21%–4.31%, 1/10/2006–2/16/2006	55,000,000 a	54,632,875
General Electric Capital Corp. 4.21%, 1/31/2006–2/1/2006	260,000,000	258,139,717
General Electric Co. 4.09%, 12/27/2005	55,000,000	54,838,728
K2 Corp. 3.69%, 12/5/2005	50,000,000 a	49,979,667
Links Finance Corp. 4.31%, 2/14/2006	50,000,000 a	49,556,250
Mane Funding Corp. 4.33%, 2/21/2006	88,051,000 a	87,192,600
Northern Rock PLC 4.22%, 2/2/2006	65,000,000	64,525,094
PB Finance (Delaware) Inc. 4.16%, 12/21/2005	100,000,000	99,769,444
Scaldis Capital LLC 3.81%–4.33%, 12/2/2005–2/21/2006	154,962,000 a	154,049,095
Sigma Finance Inc. 3.79%–4.33%, 12/13/2005–2/22/2006	373,000,000 a	370,226,520

Commercial Paper (continued)	Principal Amount ($)		Value ($)
Solitaire Funding 4.31%, 2/16/2006	71,145,000	a	70,496,750
Stadshypotek Delaware Inc. 4.31%, 2/15/2006	100,000,000	a	99,100,667
Westpac Banking Corp. 4.33%, 2/21/2006	200,000,000		198,050,222
Windmill Funding Corp. 4.09%, 12/28/2005	257,200,000	a	256,416,826
Total Commercial Paper (cost $3,689,387,001)			**3,689,387,001**

Corporate Notes—17.4%			
Bank of America N.A. 4.07%, 1/19/2006	150,000,000	b	150,000,000
Commonwealth Bank of Australia 4.16%, 8/24/2010	45,000,000	b	45,000,000
Fifth Third Bancorp 4.15%, 11/23/2009	100,000,000	b	100,000,000
Harrier Finance Funding 4.06%, 4/13/2006	61,000,000	a,b	61,000,000
HSH Nordbank 4.05%, 10/2/2006	200,000,000	b	199,991,739
Lehman Brothers Inc. 4.06%, 2/23/2006	101,000,000	b	101,000,000
Morgan Stanley 4.08%, 2/3/2011	100,000,000	b	100,000,000
Royal Bank of Scotland 4.13%, 4/21/2010	210,000,000	b	210,000,000
Skandinaviska Enskilda Banken 4.14%, 1/23/2006	120,000,000	b	119,999,629
SwedBank 4.04%, 9/1/2006	250,000,000	b	249,994,068
Toyota Motor Credit Corp. 4.06%, 8/8/2006	66,000,000	a,b	66,000,000
Wells Fargo & Co. 4.05%, 7/1/2011	100,000,000	b	100,000,000
Total Corporate Notes (cost $1,502,985,436)			**1,502,985,436**

Time Deposits–5.6%	Principal Amount ($)	Value ($)
Key Bank N.A. (Grand Cayman)		
4.03%, 12/1/2005	144,000,000	144,000,000
Societe Generale (Grand Cayman)		
4.04%, 12/1/2005	300,000,000	300,000,000
State Street Bank & Trust Co. (Grand Cayman)		
3.98%, 12/1/2005	34,000,000	34,000,000
Total Time Deposits		
(cost $478,000,000)		**478,000,000**
Total Investments (cost $8,580,375,088)	**99.7%**	**8,580,375,088**
Cash and Receivables (Net)	**.3%**	**30,021,526**
Net Assets	**100.0%**	**8,610,396,614**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2005, these securities amounted to $1,787,382,372 or 20.8% of net assets.*

b *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	76.1	Brokerage	3.3
Asset-Backed/		Asset-Backed/Single Seller	2.8
Structured Investment Vehicle	6.2	Building & Construction	1.9
Asset-Backed/Multi-Seller Programs	5.0		
Finance	4.4		**99.7**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	8,580,375,088	8,580,375,088
Cash		14,102,133
Interest receivable		22,914,322
Prepaid expenses		302,491
		8,617,694,034
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(c)		6,779,525
Payable for shares of Common Stock redeemed		22,084
Accrued expenses		495,811
		7,297,420
Net Assets ($)		**8,610,396,614**
Composition of Net Assets ($):		
Paid-in capital		8,612,500,860
Accumulated net realized gain (loss) on investments		(2,104,246)
Net Assets ($)		**8,610,396,614**

Net Asset Value Per Share

	Class A	Class B	Class X
Net Assets ($)	1,094,030,638	7,516,364,975	1,001
Shares Outstanding	1,094,447,443	7,518,052,416	1,001
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2005

Investment Income ($):	
Interest Income	**236,846,057**
Expenses:	
Management fee–Note 2(a)	37,539,857
Shareholder servicing costs–Note 2(c)	20,361,795
Distribution, service and prospectus fees–Note 2(b)	15,109,906
Registration fees	764,715
Custodian fees	265,683
Directors' fees and expenses–Note 2(d)	182,532
Prospectus and shareholders' reports	69,977
Professional fees	96,767
Miscellaneous	128,837
Total Expenses	**74,520,069**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(1,168,508)
Net Expenses	**73,351,561**
Investment Income-Net	**163,494,496**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(1,833,871)**
Net Increase in Net Assets Resulting from Operations	**161,660,625**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2005	2004
Operations ($):		
Investment income–net	163,494,496	23,788,878
Net realized gain (loss) on investments	(1,833,871)	(256,218)
Net Increase (Decrease) in Net Assets Resulting from Operations	**161,660,625**	**23,532,660**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(25,299,423)	(6,550,567)
Class B Shares	(138,193,829)	(17,237,993)
Class X Shares	(1,244)	(318)
Total Dividends	**(163,494,496)**	**(23,788,878)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A Shares	7,355,749,854	7,454,299,418
Class B Shares	21,784,657,763	13,630,958,381
Class X Shares	1,000	–
Dividends reinvested:		
Class A Shares	25,001,884	6,467,214
Class B Shares	137,788,349	16,887,425
Class X Shares	65	75
Cost of shares redeemed:		
Class A Shares	(7,440,293,072)	(7,584,772,175)
Class B Shares	(19,361,396,934)	(14,324,474,925)
Class X Shares	(97,840)	(30,000)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**2,501,411,069**	**(800,664,587)**
Total Increase (Decrease) in Net Assets	**2,499,577,198**	**(800,920,805)**
Net Assets ($):		
Beginning of Period	6,110,819,416	6,911,740,221
End of Period	**8,610,396,614**	**6,110,819,416**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Year Ended November 30,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.023	.006	.006	.014	.041
Distributions:					
Dividends from investment income−net	(.023)	(.006)	(.006)	(.014)	(.041)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.32	.56	.56	1.43	4.21
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.79	.78	.77	.77	.79
Ratio of net expenses to average net assets	.79	.78	.77	.77	.79
Ratio of net investment income to average net assets	2.28	.55	.57	1.42	4.03
Net Assets, end of period ($x 1,000)	1,094,031	1,153,901	1,277,956	1,556,365	1,379,758

See notes to financial statements.

Class B Shares	Year Ended November 30,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.021	.003	.003	.012	.039
Distributions:					
Dividends from investment income−net	(.021)	(.003)	(.003)	(.012)	(.039)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.09	.34	.33	1.20	3.98
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.03	1.03	1.01	1.01	1.03
Ratio of net expenses to average net assets	1.01	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	2.06	.32	.33	1.19	3.81
Net Assets, end of period ($x 1,000)	7,516,365	4,956,821	5,633,657	5,458,986	4,713,819

See notes to financial statements.

Class X Shares	Year Ended November 30,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.020	.003	.003	.012	.039
Distributions:					
Dividends from investment income−net	(.020)	(.003)	(.003)	(.012)	(.039)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.05	.32	.32	1.16	3.94
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.23	1.18	1.12	1.19	1.18
Ratio of net expenses to average net assets	1.05	1.02	1.02	1.05	1.05
Ratio of net investment income to average net assets	2.02	.31	.34	1.20	4.03
Net Assets, end of period ($x 1,000)	1	98	128	159	291

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 25.5 billion shares of $.001 par value Common Stock. The fund currently offers three classes of shares: Class A (15 billion shares authorized), Class B (10 billion shares authorized) and Class X (500 million shares authorized). Class A, Class B and Class X shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class A shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act, Class B and Class X shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A, Class B and Class X shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended November 30, 2005, sub-accounting service fees amounted to $3,200,069 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of November 30, 2005, MBC Investment Corp., an indirect subsidiary of Mellon Financial Corporation, held all the outstanding shares of Class X.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income–net on each business day; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At November 30, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $2,104,246 is available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2005. If not applied, $3,739 of the carryover expires in fiscal 2008, $10,418 expires in fiscal 2011, $256,218 expires in fiscal 2012 and $1,833,871 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2005 and November 30, 2004, were all ordinary income.

At November 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended November 30, 2005, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan with respect to Class A (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class A shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and implementing and operating the Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005% of the average daily net assets of Class A. In addition, Class A shares pay the Distributor for distributing their shares, servicing shareholder accounts ("Servicing") and advertising and marketing relating to Class A shares at an aggregate annual rate of .20% of the value of the average daily net assets of Class A. The Distributor may pay one or more Service Agents a fee in respect of Class A shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Distributor. If a holder of Class A shares ceases to be a client of a Service Agent, but continues to hold Class A shares, the Distributor will be permitted to act as a Service Agent in respect of such fund shareholders and receive payments under the Plan for Servicing. The fees payable for Servicing are payable without regard to actual expenses incurred. During the period ended November 30, 2005, Class A shares were charged $2,228,632 pursuant to the Plan.

Under the Distribution Plan with respect to Class B ("Class B Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the costs of preparing, printing and distrib-uting prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B. During the period ended November 30, 2005, Class B shares were charged $12,881,103 pursuant to the Class B Distribution Plan.

Under the Distribution Plan with respect to Class X ("Class X Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class X shares pay the Distributor for distributing Class X shares at an annual rate of .25% of the value of the average daily net assets of Class X. During the period ended November 30, 2005, Class X shares were charged $171 pursuant to the Class X Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A for certain allocated expenses of pro-viding personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2005, Class A shares were charged $435,714 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B and Class X ("Shareholder Services Plan"), Class B and Class X shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B and Class X for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B and Class X shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

The Manager has undertaken from December 1, 2004 through November 30, 2005, to reduce the expenses of Class B shares if the aggregate expenses of Class B shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.01% of the value of the average daily net assets of Class B shares. The Manager had undertaken from December 1, 2004 through November 30, 2005, to reduce the expenses of Class X shares, if the aggregate expenses of Class X shares, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.05% of the value of the average daily net assets of Class X shares. During the period ended November 30, 2005, Class B and Class X shares were charged $16,000,344 and $171, respectively, pursuant to the Shareholder Services Plan, of which $1,168,403 and $105, respectively, were reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2005, the fund was charged $440,519 pursuant to the transfer agency agreement.

During the period ended November 30, 2005, the fund was charged $3,453 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $3,523,608, Rule 12b-1 distribution plan fees $1,409,444, shareholder services plan fees $1,843,400, chief compliance officer fees $1,547 and transfer agency per account fees $79,992, which are offset against an expense reimbursement currently in effect in the amount of $78,466.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
General Money Market Fund, Inc.

We have audited the accompanying statement of assets and liabilities of General Money Market Fund, Inc., including the statement of investments, as of November 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of General Money Market Fund, Inc. at November 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 11, 2006

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Directors held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the fund's shares are sold primarily through institutional channels and often serve as a "sweep vehicle" for use by third party broker-dealers for their customers. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of these distribution channels, including that of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee
and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio and placed significant
emphasis on comparisons to a group of comparable funds and to
iMoneyNet averages (with respect to performance) and Lipper category
averages (with respect to expense ratios). The group of comparable funds
was previously approved by the Board for this purpose, and was prepared
using a Board-approved selection methodology that was based, in part,
on selecting non-affiliated funds reported in iMoneyNet and identified
by the Manager as being offered primarily as "sweep vehicles" for use by
third party broker-dealers for their customers. The Board members discussed the results of the comparisons for various periods ended June 30,
2005, and noted that the fund's performance was better than the comparison group averages for the 1-, 3- 5- and 10-year periods. The Board
noted that the fund's performance was lower than the iMoneyNet category averages for the 1-, 3-, 5- and 10-year periods, but that the fund's
performance progressively improved compared to the iMoneyNet category averages during each of those periods. The Board members discussed with representatives of the Manager the reasons for the fund's
underperformance compared to the iMoneyNet category averages during the applicable periods. It was noted that many of the funds included
in the iMoneyNet category, unlike the fund, were designed exclusively
for institutional investors and require high minimum investments; these
funds typically have lower fixed costs which have a greater impact on
money market fund performance during periods of low interest rates.
The Board also received a presentation from the fund's primary portfolio manager during which he discussed the fund's investment strategy
and the factors that affected the fund's performance. The Board members also discussed the fund's management fee and expense ratio and
reviewed the range of management fees and expense ratios for the funds
in the comparison group. The fund's management fee was lower than the
comparison group average. The Board noted that the fund's total
expense ratio was lower than the fund's comparison group average and
the same as the Lipper category average.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds"). It was noted that the Similar Funds were mutual funds in the same iMoneyNet category as the fund or in the "First Tier Funds" category of iMoneyNet. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided. The Manager's representatives noted that there were no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Directors expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was generally satisfied with the fund's overall performance, including the Manager's efforts to improve performance.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

Clifford L. Alexander, Jr. (72)
Board Member (1981)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

Peggy C. Davis (62)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

Ernest Kafka (73)
Board Member (1981)

Principal Occupation During Past 5 Years:
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962–present)
- Instructor, The New York Psychoanalytic Institute (1981–present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

———————————

Nathan Leventhal (62)
Board Member (1989)

Principal Occupation During Past 5 Years:
- A management consultant for various non-profit organizations (May 2004–present)
- Chairman of the Avery-Fisher Artist Program (November 1997–present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
- Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**General Money
Market Fund, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, New York 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0196AR1105